State of Minnesota

SECRETARY OF STATE

CERTIFICATE OF INCORPORATION

I, Mark Ritchie, Secretary of State of Minnesota, do certify that: Articles of Incorporation, duly signed and acknowledged under oath, have been filed on this date in the Office of the Secretary of State, for the incorporation of the following corporation, under and in accordance with the provisions of the chapter of Minnesota Statutes listed below.

This corporation is now legally organized under the laws of Minnesota.

Corporate Name: Flagship Fitness, Inc.

Corporate Charter Number: 2467233-2

Chapter Formed Under: 302A

This certificate has been issued on 08/20/2007.



Mark Ritchie
Secretary of State.



DC OR

24672330002

STATE OF MINNESOTA
SECRETARY OF STATE

ARTICLES OF INCORPORATION
Business and Nonprofit Corporations

PLEASE TYPE OR PRINT LEGIBLY IN BLACK INK.

Please read the directions on the reverse side before completing this form. All information on this form is public information.

The undersigned incorporator(s) is an (are) individual(s) 18 years of age or older and adopt the following articles of incorporation to form a (mark ONLY one):

☒ FOR-PROFIT BUSINESS CORPORATION (Chapter 302A) ☐ NONPROFIT CORPORATION (Chapter 317A)

ARTICLE I NAME

The name of the corporation is:

Flagship Fitness, Inc.

(Business Corporation names must include a corporate designation such as Incorporated, Corporation, Company, Limited or an abbreviation of one of those words.)

ARTICLE II REGISTERED OFFICE ADDRESS AND AGENT

The registered office address of the corporation is:

7212 Stewart Drive Eden Prairie, Minnesota 55346

(A complete street address or rural route and rural route box number is required; the address cannot be a P.O. Box) City State Zip

The registered agent at the above address is:

Adrian Haid

Name (Note: You are not required to have a registered agent.)

ARTICLE III SHARES

The corporation is authorized to issue a total of 10,000 shares.

(If you are a business corporation you must authorize at least one share. Nonprofit corporations are not required to have shares.)

ARTICLE IV INCORPORATORS

I (We), the undersigned incorporator(s) certify that I am (we are) authorized to sign these articles and that the information in these articles is true and correct. I (We) also understand that if any of this information is intentionally or knowingly misstated that criminal penalties will apply as if I (we) had signed these articles under oath. (Provide the name and address of each incorporator. Each incorporator must sign below. List the incorporators on an additional sheet if you have more than two incorporators.)

Name	Street	City	State	Zip	Signature
Adrian Haid	7212 Stewart Drive	Eden Prairie	MN	55346	[signature]

Print name and phone number of person to be notified if there is a question about the filing of these articles.

Adrian Haid — (612) 963-3281

Name — Phone Number

STATE OF MINNESOTA
DEPARTMENT OF STATE
FILED
AUG 20 2007
Mark Ritchie
Secretary of State

bus3 Articles of Incorporation Rev. 1-06

Office of the Minnesota Secretary of State
Minnesota Business & Nonprofit Corporations
Amendment to Articles of Incorporation
Minnesota Statutes, Chapter 302A or 317A



Read the instructions before completing this form.
Filing Fee: $55 for expedited service in-person and online filings, $35 for mail

1. Corporate Name: (Required)

Flagship Fitness, Inc.

List the name of the company prior to any desired name change

2. This amendment is effective on the day it is filed with the Secretary of State, unless you indicate another date, no later than 30 days **after** filing with the Secretary of State.

06/18/2013

Format: (mm/dd/yyyy)

3. The following amendment(s) to articles regulating the above corporation were adopted: (Insert full text of newly amended article(s) indicating which article(s) is (are) being amended or added.) If the full text of the amendment will not fit in the space provided, attach additional pages.

ARTICLE   302A

Flagship Fitness, Inc. Its board of director (s), directs to issue additional 21,200,000 shares of its previously amended 100,000,000 authorized common shares

4. This amendment has been approved pursuant to *Minnesota Statutes,* Chapter 302A or 317A.

5. I, the undersigned, certify that I am signing this document as the person whose signature is required, or as agent of the person(s) whose signature would be required who has authorized me to sign this document on his/her behalf, or in both capacities. I further certify that I have completed all required fields, and that the information in this document is true and correct and in compliance with the applicable chapter of Minnesota Statutes. I understand that by signing this document I am subject to the penalties of perjury as set forth in Section 609.48 as if I had signed this document under oath.

Adrian Haid	06/18/2013
Signature of Authorized Person or Authorized Agent	Date

Email Address for Official Notices
Enter an email address to which the Secretary of State can forward official notices required by law and other notices:

adrianhaid@aol.com

☒ Check here to have your email address excluded from requests for bulk data, to the extent allowed by Minnesota law.

List a name and daytime phone number of a person who can be contacted about this form:

Adrian Haid	612-963-3281
Contact Name	Phone Number

Entities that own, lease, or have any financial interest in agricultural land or land capable of being farmed must register with the MN Dept. of Agriculture's Corporate Farm Program.

Does this entity own, lease, or have any financial interest in agricultural land or land capable of being farmed?
Yes ☐   No ☒

Office of the Minnesota Secretary of State
Minnesota Business & Nonprofit Corporations
Amendment to Articles of Incorporation
Minnesota Statutes, Chapter 302A or 317A



Read the instructions before completing this form.
Filing Fee: $55 for expedited service in-person and online filings, $35 for mail

1. Corporate Name: (Required)

Flagship Fitness, Inc.

List the name of the company prior to any desired name change

2. This amendment is effective on the day it is filed with the Secretary of State, unless you indicate another date, no later than 30 days **after** filing with the Secretary of State.

06/18/2013

Format: (mm/dd/yyyy)

3. The following amendment(s) to articles regulating the above corporation were adopted: (Insert full text of newly amended article(s) indicating which article(s) is (are) being amended or added.) If the full text of the amendment will not fit in the space provided, attach additional pages.

ARTICLE   302A

Flagship Fitness, Inc. Its board of director (s), directs to Authorize 100,000,000 shares of preferred A and issue 15,300,000 shares of preferred A.

4. This amendment has been approved pursuant to *Minnesota Statutes,* Chapter 302A or 317A.

5. I, the undersigned, certify that I am signing this document as the person whose signature is required, or as agent of the person(s) whose signature would be required who has authorized me to sign this document on his/her behalf, or in both capacities. I further certify that I have completed all required fields, and that the information in this document is true and correct and in compliance with the applicable chapter of Minnesota Statutes. I understand that by signing this document I am subject to the penalties of perjury as set forth in Section 609.48 as if I had signed this document under oath.

Adrian Haid   06/18/2013

Signature of Authorized Person or Authorized Agent   Date

Email Address for Official Notices
Enter an email address to which the Secretary of State can forward official notices required by law and other notices:

adrianhaid@aol.com

☒ Check here to have your email address excluded from requests for bulk data, to the extent allowed by Minnesota law.

List a name and daytime phone number of a person who can be contacted about this form:

Adrian Haid   612-963-3281

Contact Name   Phone Number

Entities that own, lease, or have any financial interest in agricultural land or land capable of being farmed must register with the MN Dept. of Agriculture's Corporate Farm Program.

Does this entity own, lease, or have any financial interest in agricultural land or land capable of being farmed?
Yes ☐   No ☒